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UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/07_ AND ENDING _12/31/07_
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Zimbalist Smith Investments, LLC_   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

695 SW Mill View Way, Suite 103
(No. and Street)

Bend   _OR_   _97702_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrigan Price Fronk & Co LLP
(Name – if individual, state last, first, middle name)

975 SW Colorado Ave, Ste 200,   _Bend_   _OR_   _97702_
(Address)   (City)   (State)   8E6 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

Mail Processing
Section

FEB 2 8 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/4/08

OATH OR AFFIRMATION

I, __Linda Zimbalist Smith__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Zimbalist Smith Investments, LLC__ , as of __12/31__, 20__07__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
ANGELA G BROWN
NOTARY PUBLIC-OREGON
COMMISSION NO. 383961
MY COMMISSION EXPIRES AUG. 22, 2008
```

Notary Public

_____
Signature

__member/owner__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2007



John P. Harrigan. CPA

Wesley B. Price III. CPA

Candace S. Fronk. CPA

INDEPENDENT AUDITORS' REPORT

To the Members
Zimbalist Smith Investments, LLC
Bend, Oregon

We have audited the accompanying financial statements of Zimbalist Smith Investments, LLC (the Company), as of and for the year ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

975 SW Colorado
Suite 200
Bend. OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

	Page
Statement of Financial Condition	5
Statement of Income	6
Statement of Cash Flows	7
Statement of Changes in Members' Equity	8

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

To the Members
Zimbalist Smith Investments, LLC
Page 2

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Harrigan Price Fronk + Co. LLP

February 16, 2008

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	11,100
Deposit with clearing organization		52,656
Receivable from clearing organization		7,384
Prepaid expenses		6,235
Furniture and equipment, net of accumulated depreciation of $19,625		6,613
TOTAL ASSETS	$	83,988

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,491
MEMBERS' EQUITY		82,497
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	83,988

See notes to financial statements

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ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions	$	208,192
Other revenues		35,000
Interest and dividends		2,593
		245,785
EXPENSES		
Clearance fees		37,928
Commissions		923
Auto expense		966
Depreciation		2,478
Gifts		801
Health insurance		8,921
Insurance		5,482
Maintenance		1,604
Office supplies and expense		2,840
Professional services		5,200
Rent		7,200
Regulatory and other fees		2,651
Subscriptions		7,092
Telephone and utilities		4,551
Travel and entertainment		7,103
		95,740
NET INCOME	$	150,045

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	150,045
Adjustments to reconcile net income to		
net cash provided by operating activities		
Depreciation		2,478
Changes in current assets and liabilities		
Receivable from clearing organization		1,610
Other receivables		
Prepaid expenses		(1,593)
Accounts payable and accrued expenses		(250)
NET CASH PROVIDED BY OPERATING ACTIVITIES		152,290
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(2,754)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members		(143,784)
NET INCREASE IN CASH AND CASH EQUIVALENTS		5,752
CASH AND CASH EQUIVALENTS - Beginning of year		58,004
CASH AND CASH EQUIVALENTS - End of year	$	63,756

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Members' Capital
BALANCE - January 1, 2007	$ 76,236
Net Income	150,045
Distributions	(143,784)
BALANCE - December 31, 2007	$ 82,497

ZIMBALIST SMITH INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the National Association of Securities Dealers (NASD).

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentional wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, as such, no provision is made for income taxes on the financial statements. The Company's earnings and losses are included in the personal income tax returns of the Company's members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ZIMBALIST SMITH INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

The Company did not pay any interest or income taxes during 2007.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Northeast Securities, Inc., in the amount of $52,656 at December 31, 2007. This balance is included in cash and cash equivalents for the purpose of reporting cash flows.

The Company has a sub-clearance agreement with Northeast Securities, Inc., to act as the exclusive securities clearing agent on a fully disclosed basis through Bear Stearns Securities Corp. Bear Stearns maintains all of the customer accounts of the Company.

Part of this agreement requires the Company to maintain in their deposit account cash or securities having a market value of $50,000. The Company was in compliance with the balance requirements under the Northeast Securities, Inc., agreement at December 31, 2007.

NOTE 4 – NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2007, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $68,374 and .02 to 1, respectively.

NOTE 5 – RETIREMENT PLAN

Employees of the Company may participate in a SIMPLE IRA, whereby employees elect to make voluntary contributions pursuant to a salary reduction agreement. This retirement plan is administered by Bear Sterns Securities Corp. It is available to all employees who have completed the service requirements (equivalent to $5,000 in compensation during the year). No contribution was made for 2007 as there were no qualifying employees under the plan.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company receives the majority of its commissions through Northeast Securities, Inc. Accounts receivable from Northeast Securities, Inc., totaled $7,384 at December 31, 2007. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Northeast Securities, Inc. (Note 3).

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

MEMBERS' CAPITAL	$	82,497
DEDUCTION		
Non-allowable assets		
Prepaid expenses		6,235
Furniture and equipment, net		6,613
Money market funds		1,275
		14,123
NET CAPITAL	$	68,374
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	1,491
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	63,374
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.02 to 1

Reconciliation with Company's computation (included in Part II of
Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$	68,374

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF
THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.



INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL

John P. Harrigan, CPA

Wesley B. Price III, CPA

Candace S. Fronk, CPA

To the Members
Zimbalist Smith Investments, LLC
695 SW Mill View Way, Suite 103
Bend, Oregon 97702

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), for the year ended December 31, 2007, on which we issued our report dated February 16, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
Zimbalist Smith Investments, LLC
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the Company's internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This deficiency was considered in determining the capture, timing and extent of the audit tests to be applied in our audit of the 2007 financial statements and this report does not affect our report on these financial statements dated February 16, 2008. Also, we do not consider this deficiency to be a material weakness.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

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To the Members
Zimbalist Smith Investments, LLC
Page 3

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk & Co. LLP

Harrigan Price & Fronk & Co. LLP

February 16, 2008

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END

